UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29921 / January 17, 2012

In the Matter of

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom

Rio Tinto Limited
ABN 96 004 458 404
Level 33
120 Collins Street
Melbourne
Victoria 3000
Australia

(812-13777)

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940

Rio Tinto plc and Rio Tinto Limited (together, "Rio Tinto") filed an application on May 27, 2010 and amendments to the application December 16, 2010 and July 1, 2010, requesting an order under section 3(b)(2) of the Investment Company Act of 1940 (the "Act"). The order would declare Rio Tinto to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Rio Tinto is a leading international mining group. Rio Tinto also requested an order under section 45(a) of the Act granting confidential treatment with respect to certain financial and other information.

On December 19, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29889). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued

unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. It is further found that public disclosure of the information for which confidential treatment has been requested is neither necessary nor appropriate in the public interest or for the protection of investors.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by Rio Tinto plc and Rio Tinto Limited (File No. 812-13777) is granted, effective immediately.

IT IS FURTHER ORDERED, under section 45(a) of the Act, that the request for confidential treatment of certain financial and other information provided in connection with the application is hereby granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary